                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: June 30, 1999                            +------------------+
                                                           | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-21900      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |    86742Q 10 6   |
For the Transition Period Ended: ________________________  +------------------+

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant: Sundance Homes, Inc.

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Former Name if Applicable
N/A
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Address of Principal Executive Office (Street and Number)
70 East Lake Street, Suite 1600
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City, State and Zip Code
Chicago, Illinois 60601
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See attached.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Joseph R. Atkin                312                   782-7100
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See attached.

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                           Sundance Homes, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    August 13, 1999                 By  /s/ Joseph R. Atkin
    ------------------------------        --------------------------------------
                                            Joseph R. Atkin, Vice President and
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                             SUNDANCE HOMES, INC.
                             --------------------
                 Form 12b-25 With Respect to Quarterly Report
               on Form 10-Q for the Quarter Ended June 30, 1999

                                   PART III

     The subject quarterly report on Form 10-Q for the quarter ended June 30, 1999 could not be filed without unreasonable effort or expense due to the required commitment of management's time associated with the completion of its transaction with Centex Homes, which closed on July 12, 1999, and the reduction of the Company's work force including accounting and support. Therefore, the Company will file the subject quarterly report on or before the 5th calendar day following the prescribed due date.

                                    PART IV

     The Company's results of operations for the quarter ended June 30, 1999, are expected to change significantly from the results of operations reported for the quarter ended June 30, 1998.

     The Company will be reflecting an additional pre-tax charge of approximately $500,000, related to the sales of its suburban assets to Centex. This transaction closed on July 12, 1999. Furthermore, the Company will record a change to earnings in the quarter ended June 30, 1999 of $2.5 million to increase it's reserve related to the net deferred tax asset resulting from the current quarter net operating loss.

     The Company expects to report a net loss for the quarter ending June 30, 1999, of approximately $2.5 million, as compared to a net income of $215,000 in the quarter ending June 30, 1998.

      The Company's net revenues for the quarter ending June 30, 1999 totaled approximately $26.7 million, a 36% decrease from revenues of $42.0 million during the quarter ended June 30, 1998.